October 3, 2014

Re:    Horsehead Holding Corp.
Form 10-K for the Year Ended December 31, 2013
Filed March 13, 2014
File No. 001-33658

Dear Ms. Jenkins:
We have reviewed the letter received via email from the Securities and Exchange Commission on September 24, 2014 regarding our Form 10-K for the year ended 2013.
In response to the staff’s letter, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please see below our responses to your comments regarding our Form 10-K for the year ended December 31, 2013.
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45
Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 47

1.
In response to the staff’s comment, to enhance an investor’s understanding of our results of operation, we will expand our discussion in future filings to describe the underlying causal factors for the changes between periods in our “Corporate, elimination and other” column disclosed under Note BB.

Please see our proposed revision to our discussion of results of operations for 2013 as compared to 2012:

Corporate, Eliminations and Other

Net sales. Eliminations of net sales remained relatively the same at $1.1 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Eliminations relate to the exclusion of revenue resulting primarily from EAF dust service fees charged by our Zinc segment to our Nickel segment.

(Loss) before income taxes. (Loss) before income taxes decreased $4.6 million from $(1.0) million for the year ended December 31, 2013 as compared to $(5.6) million for the year ended December 31, 2012. Actual interest expense recorded in our corporate division increased $13.1 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012 as a result of interest associated with our 10.50% Senior Secured Notes due 2017 issued on July 26, 2012 and Additional Notes issued on June 3, 2013. The increase in interest expense, however, was offset by an increase in capitalized interest of $18.0 million relating to the construction of the new zinc facility.

Notes to Consolidated Financial Statements
Note B – Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7

2.
In response to the staff’s comment, we will, in future filings, expand our disclosure relating to our accounting policy for revenue recognition to disclose how each of our revenue streams specifically applies to the criteria outlined in SAB 104.

Please see our proposed revision to the first paragraph of our revenue recognition policy, which will be included in future filings:

Revenue Recognition

The Company recognizes revenue from the sale of finished goods when a sales agreement includes a fixed or determinable price, passage of title or risk of loss has occurred (which is generally at the time of shipment) and collectability is reasonably assured.

The Company recognizes service fee revenue when a sales agreement includes a fixed or determinable price, passage of title or risk of loss has occurred (which is generally recognized at the time of receipt of EAF dust that the Company collects from steel mini-mill operators) and when collectability is reasonably assured.

Note BB – Segment Information, page F-39

3.	In response to the staff’s comment, we will disclose in future filings the types of amounts included in our “Corporate, eliminations and other” column that are not allocated to our segments.

Please see our proposed revision to Note BB adding the following paragraph to future filings:

The Company has recorded in the “Corporate, eliminations and other” column, eliminations related to the exclusion of revenue resulting primarily from EAF dust service fees charged by its zinc products and services segment to its nickel products and services segment, interest expense recorded on debt which is not allocated to its segments and selling, general and administrative expenses related to its corporate division.

Note EE – Guarantor Financial Information, page F-42

4.	In response to the staff’s comment, we will disclose in future filings that each of our subsidiaries that function as guarantors are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

Please contact me at (724)773-9000 if you have any questions regarding our responses to your comments on our Form 10-K for the year ended December 31, 2013.

Sincerely,

/s/ Robert D. Scherich
Robert D. Scherich
Chief Financial Officer
Horsehead Holding Corp.